BASTA HOLDINGS, CORP.

Room 2105, Sino Life Tower, No. 707 Zhang Yang Rd. Pudong

Shanghai, China, 200120

February 6, 2013

Ms. Sherry Haywood

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re: Basta Holdings, Corp.

        Amendment # 1 to Registration Statement on Form S-1

        Filed January 16, 2013

        File No. 333-185572

Dear Ms. Haywood,

We received your letter dated January 29, 2013, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 2 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Amendment # 1 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on January 16, 2013:

Sales and Marketing Strategy, page 23

1. We note your response to comment 9 in our letter dated January 14, 2013.  We note disclosure that Liang Wei Wang is your sole officer and director of the company. We also note disclosure throughout the filing that Ms. Lu is your sole officer and director. Please revise to make your disclosure consistent.

Response:  We have revised disclosure that Liang Wei Wang is your sole officer and director of the company.

Exhibit 10.2, Subscription Agreement

2.   Please delete the language in the subscription agreement requiring the subscriber to acknowledge that he/she has “read” all of the information contained in the prospectus.

Response:  We have deleted the language in the subscription agreement requiring the subscriber to acknowledge that he/she has “read” all of the information contained in the prospectus. We filed the subscription agreement as Exhibit 10.2.

Please direct any further comments or questions you may have to us, at basta.hold.corp@gmail.com or to the company's legal counsel Mr. Scott Doney, Esq, at:

Cane Clark LLP

3273 E. Warm Springs Rd.

Las Vegas, NV 89120

Tel. (702) 312-6255

Fax (702) 944-7100

Thank you.

Sincerely,

/S/ Chunfeng Lu

Chunfeng Lu, President